UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Telik, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    87959M109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 16, 2007 (as amended, the "Initial 13D"), with respect to the shares of Common Stock, par value $.01 (the "Shares"), issued by Telik, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     The information set forth below in Item 6 is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by the addition of the following:

     On June 5, 2007, certain affiliates of the Reporting Persons entered into certain derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to such affiliates of the Reporting Persons shall be based upon the increase in value of 1,835,000 Shares and the loss to such affiliates of the Reporting Persons shall be based upon the decrease in the value of 1,835,000 Shares, during the period from inception of the agreement to its termination. As a result, in addition to the Shares which they beneficially own as shown in Item 3 of the Initial 13D, the Reporting Persons, through such affiliates, have long economic exposure to an aggregate of 1,835,000 Shares through all such agreements. The agreements provide that they settle only in cash. These agreements do not give the Reporting Persons or such affiliates direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, Reporting Persons and such affiliates disclaim any beneficial ownership in the Shares to which these agreements relate.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2007

HIGH RIVER LIMITED PARTNERSHIP
  By:  Hopper Investments LLC, general partner
    By:  Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:   Edward E. Mattner
           Title:  Authorized Signatory

HOPPER INVESTMENTS LLC
  By:  Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:   Edward E. Mattner
         Title:  Authorized Signatory

BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

ICAHN PARTNERS MASTER FUND II L.P.

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

ICAHN PARTNERS MASTER FUND III L.P.

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director



       [Telik, Inc. -- Signature Page of Amendment No. 1 to Schedule 13D]

ICAHN OFFSHORE LP

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

CCI OFFSHORE CORP.

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

ICAHN PARTNERS LP

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

ICAHN ONSHORE LP

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director

CCI ONSHORE CORP.

  By:  /s/ Vincent J. Intrieri
       -----------------------
       Name:   Vincent J. Intrieri
       Title:  Managing Director



       [Telik, Inc. -- Signature Page of Amendment No. 1 to Schedule 13D]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


























       [Telik, Inc. -- Signature Page of Amendment No. 1 to Schedule 13D]